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                           June 2, 2023

       Samuel D. Bush
       Chief Financial Officer
       Saga Communications, Inc.
       73 Kercheval Avenue
       Grosse Pointe Farms, Michigan 48236

                                                        Re: Saga Communications
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            8-K filed May 3,
2023
                                                            File No. 001-11588

       Dear Samuel D. Bush:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed May 3,2023

       Exhibit 99.1
       Saga Communications, Inc. Reports 1st Quarter 2023 Results, page 1

   1. In the first paragraph of your earnings release, you reported Free Cash Flow, a non-GAAP liquidity measure, but
omitted cash flows from operating activities, its most comparable
                                                        GAAP measure. Please
revise in future filings. Refer to Question 102.10(a) of the C&DI on Non-GAAP Financial
Measures
       Selected Consolidated Financial Data
       For the Three Months Ended March 31, 2023 and March 31, 2022, page 3

   2.                                                   Please reconcile the
non-GAAP liquidity measure Free Cash Flow to Cash Flows
                                                        from Operating
Activities, its most comparable GAAP measure, in lieu of Net
 Samuel D. Bush
Saga Communications, Inc.
June 2, 2023
Page 2
         Income. Additionally, clearly label Free Cash Flow and Station Operating Income (on page 5) as Non-GAAP Measures. Refer to Question 100.05 of the C&DI on Non-GAAP
         Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameSamuel D. Bush                           Sincerely,
Comapany NameSaga Communications, Inc.
                                                           Division of
Corporation Finance
June 2, 2023 Page 2                                        Office of Technology
FirstName LastName